

Mail Stop 3561

February 6, 2008

Jeff Oscodar
Chief Executive Officer
ZVUE Corporation
539 Bryant Street, Suite 403
San Francisco, California 94107

> **Re:** **ZVUE Corporation**
> **Amendment No. 2 Registration Statement on Form S-3**
> **Filed January 30, 2008**
> **File No. 333-147574**

Dear Mr. Oscodar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2 from our letter dated January 9, 2008 and your indication that 3,808,024 shares are held by affiliates. Please tell us why you have not included those shares held by Eric's Universe considering the number of shares held by them and relationship to you would seem to indicate that they should be considered affiliates.

Summary, page 1

2.   We note your response to prior comment 6 from our letter dated January 9, 2008 and the statement on page 5 that you received aggregate gross proceeds of $28,124,170. You also indicate on page 5 that the total value of all repayments and issuances to YA Global Investments and the purchasers of the Junior Secured Convertible Debentures is approximately $23,588,676. Please revise to quantify the proceeds to you net of the cash commitment, placement agent, and similar one-time fees. Also, please revise the reference to the total value of all repayments to include all principal, interest, fees, and repayments, or advise.

Risk Factors, page 7
The number of shares of our common stock that we are required issue …, page 18

3.   We note your responses to prior comments 12 and 13 from our letter dated January 9, 2008. Please revise the second to last risk factor on page 18 to quantify the approximate number of shares and percentage ownership that the investors would receive assuming a market price for your shares as of the most recent practicable date and hypothetical share prices below that amount.

Incorporation by Reference, page 30

4.   Please update your disclosure here to include the amended Form 10-Q and 8-Ks that were filed on January 28, 2008.

*   *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact James Lopez, Senior Staff Attorney, at (202) 551-3536, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey Kesner
        Haynes and Boone, LLP
        (Fax) 212 918-8989